Park-Ohio Holdings Corp.
6065 Parkland Boulevard
Cleveland, Ohio 44124
December 23, 2009
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:   Era Anagnosti

Re:	Park-Ohio Holdings Corp. Registration Statement on Form S-3 (Registration No. 333-161475)
Ladies and Gentlemen:
     On behalf of Park-Ohio Holdings Corp. (the “Company”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-3 (File No. 333-161475) (the “Registration Statement”) of the Company be declared effective at 10:00 a.m. on Wednesday, December 30, 2009, or as soon thereafter as practicable. The Company respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.
     In connection with such request, the undersigned, on behalf of the Company, hereby acknowledges the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact Michael J. Solecki at Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours, PARK-OHIO HOLDINGS CORP.
By:	/s/ Robert D. Vilsack
	Name:	Robert D. Vilsack
	Title:	Secretary and General Counsel

cc:   Michael J. Solecki, Esq.